Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

October 25, 2005

Item 3.	News Release

The attached news release announcing the material change referred to in this report was issued on October 25, 2005.

Item 4.	Summary of Material Changes

On October 25, 2005 NovaGold Resources Inc. (“NovaGold”) announced that Hatch Ltd, an independent engineering services company in Vancouver, B.C., Canada, had completed an updated economic assessment study for NovaGold’s Galore Creek project located in Northwestern British Columbia. The costs and design work for this study were completed at a Pre-Feasibility level, with the exception of the concentrate pipeline. This study demonstrates the viability of a conventional open-pit mining operation using long-term average metal prices and shows that the Galore Creek project has the potential to recover at least 5.9 billion pounds of copper, 3.7 million ounces of gold and 40 million ounces of silver over a 20 year mine-life with total production costs in the lower quartile of producers.

As envisioned in this updated economic assessment the Galore Creek deposit would be developed by conventional open-pit mining methods at a rate of 65,000 tonnes per day of ore over the 20 year mine life. In the first 6 years the project would produce an average of over 300,000 ounces gold, 2.31 million ounces silver and 370 million pounds copper yearly at an average total cash cost of US$0.36 per pound of copper with precious metals as credits (based on long-term transportation and refining cost projections and metal prices of US$1.00/lb Copper, US$400/oz Gold and US$6.00/oz Silver). Net after-tax cash flow from the project would generate over US$200 million annually for the first 6 years using long-term average metal prices resulting in rapid payback of all mine capital in 5.2 years. At recent metal prices of US$1.75/lb Copper; US$450/oz Gold and US$7.00/oz Silver the project would generate an average of US$480 million in pre-tax annual cashflow and over US$350 million annually in after-tax cashflow for the first 6 years and reducing the capital payback to 2.1 years.

One of the key upsides demonstrated by the study is the significant economic enhancement that results from the extension of the higher production years of the mine beyond years 6 and 7. The addition of further years of production at the average grade of the first 6 years would result in a substantial increase in the rates of return and net present values for the project. Given the enormous prospectivity of the Galore Creek District, NovaGold is preparing a five-year exploration strategy which it intends to execute concurrent with the Feasibility, permitting, and construction of the mine as envisaged in the Hatch study to further define this upside potential.

Drill results from this season have demonstrated the potential for expansion of the four mineralized zones that are in the current mine plan at the Central, Southwest, Junction and West Fork deposits. Drilling in the main Central and Southwest deposits in particular have expanded the higher-grade mineralization both laterally and down dip and new discoveries at the Middle Creek and Butte targets, as well as targets such as Copper Canyon and Saddle, underlie management’s confidence in adding significantly to the overall resource at Galore Creek prior to the start of production from the mine. Starting in 2006 and concurrent with completing final engineering and permitting work, NovaGold plans to carry out substantial exploration focused on this resource expansion specifically targeting to extend the higher-production years of the mine and the potential to develop underground mineable resources.

Item 5.	Full Description of Material Change

Please see the attached news release for a full description of the material change.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, at (604) 669-6227.

Item 9.	Date of Report

Executed this 26th day of October, 2005 in the City of Vancouver, in the Province of British Columbia.

NOVAGOLD RESOURCES INC.

“Robert J. (Don) MacDonald”
Robert J. (Don) MacDonald
Senior Vice President, Chief Financial Officer and
Secretary

News Release	AMEX, TSX Symbol: NG

Updated Galore Creek Study Demonstrates Increased Cash Flows, Rapid
Project Payback and Expanded Low Cost Gold and Copper Production

25th October 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  Updated Galore Creek economic assessment study doubles project throughput to 65,000 tonnes per day while maintaining a +20 year mine life.
  Annual project production to average more than 300,000 ounces Gold, 2.3 million ounces Silver and 370 million pounds Copper each year during the first 6 years of production with total production costs in the lower quartile of producers.
  Project cash flows significantly expanded with a base case net after-tax annual cash flow over $200* million/year using long-term average metal prices and over $350 million/year at current metal prices for the first 6 six years resulting in rapid payback of capital.
  Excellent potential to enhance economics through extension of higher throughput years. Planning underway for a strategic resource expansion focused exploration program to run concurrently with the Feasibility, permitting and construction work.
  Conference Call to discuss Galore Creek and the Company’s other development and exploration projects at 4:30 PM EST (1:30 PM PST) Wednesday, October 26th, 2005.

Independent Updated Economic Assessment Summary Results

Hatch Ltd, an independent engineering services company in Vancouver, B.C., Canada, has completed an updated economic assessment study for NovaGold’s Galore Creek project located in Northwestern British Columbia. The costs and design work for this study were completed at a Pre-Feasibility level, with the exception of the concentrate pipeline. This study demonstrates the viability of a conventional open-pit mining operation using long-term average metal prices and shows that the Galore Creek project has the potential to recover at least 5.9 billion pounds of copper, 3.7 million ounces of gold and 40 million ounces of silver over a 20 year mine-life with total production costs in the lower quartile of producers.

In the first 6 years the project would produce an average of over 300,000 ounces gold, 2.31 million ounces silver and 370 million pounds copper yearly at an average total cash cost of $0.36 per pound of copper with precious metals as credits (based on long-term transportation and refining cost projections and metal prices of $1.00/lb Copper, $400/oz Gold and $6.00/oz Silver). Net after-tax cash flow from the project would generate over $200 million annually for the first 6 years using long-term average metal prices resulting in rapid payback of all mine capital in 5.2 years. At recent metal prices of $1.75/lb Copper; $450/oz Gold and $7.00/oz Silver the project would generate an average of $480 million in pre-tax annual cashflow and over $350 million annually in after-tax cashflow for the first 6 years and reducing the capital payback to 2.1 years. “We are extremely pleased with the solid economics from the Hatch study based on the comprehensive and rigorous efforts at Galore Creek – we have made tremendous progress in just two years since acquiring the project,” said Rick Van Nieuwenhuyse, president and CEO of NovaGold. “The extraordinary cash flow generation from this project, combined with the remaining significant opportunities to optimize and enhance the economics of Galore Creek are very exciting. Of particular note, we are confident that there is excellent potential to add significantly to the resource base prior to the start of production substantially increasing the overall project rates of return and cash flows, as well as, extending the overall mine life to beyond 20 years. We are only just starting to explore this world-class copper, gold and silver district”.

* All amounts are expressed in US$ unless otherwise indicated.

Galore Creek is one of only a few large development stage copper-gold projects world-wide with grades over 1% copper equivalent. As envisioned in this updated economic assessment the Galore Creek deposit would be developed by conventional open-pit mining methods at a rate of 65,000 tonnes per day of ore over the 20 year mine life. Measured, Indicated and Inferred resources were used to define the ultimate limits of the open-pits for this economic analysis. Measured and Indicated resources comprise over 80% of the material in the ultimate pits for the life of the mine with 20% as Inferred Resources. The current drill program, which will be completed in November, is anticipated to upgrade most of these in-pit Inferred resources. Until these Inferred Resources have been sufficiently drilled to upgrade them to Measured and Indicated resources, which may allow economic considerations to be applied to them enabling the Measured and Indicated Resources to be categorized as mineral reserves, the economic analysis in this study is a preliminary assessment and there can be no certainty that the predicted results of the study will be realized.

Summary Results

The base case project economics include detailed capital and operating cost estimates for an all new owner operated mining fleet, the construction of a processing facility, as well as the transportation and power infrastructure needed to support the operation. The base case economics only consider resources from the Southwest, Central, Junction, and West Fork deposits and do not consider potential mining from Copper Canyon, Butte, Saddle and other locations. Management believes it is highly likely that additional resources will be defined on the property prior to the start of production through a focused exploration effort during mine development.

Galore Creek Project Economic Parameters
All amounts US$ using $1.00/lb Copper (Cu)		Base
$400/oz Gold (Au) and $6.00/oz Silver (Ag)		Case

Plant Throughput	Tonnes/day	65,000
Mine Life	Years	20
Ore Tonnage	Tonnes	475 M
Strip Ratio		2.2:1
Metal Recovery: 91% Cu, 71% Au, 62% Ag

First 6 Years of Production (Averages):
Grades: 0.79% Cu, 0.56 g/t Au, 5.18 g/t Ag	Copper	Gold	Silver
1.2% Copper Equivalent (2.0 g/t Gold Equivalent)	(lbs)	(Ozs)	(Ozs)
Annual Production (Payable Metal)	371 M	302,000	2.31

Life of Mine Production (Averages):
Grades: 0.65% Cu, 0.36 g/t Au, 4.76 g/t Ag	Copper	Gold	Silver
0.9% Copper Equivalent (1.6 g/t Gold Equivalent)	(lbs)	(Ozs)	(Ozs)
Annual Copper Production (Payable Metal)	295 M	188,000	2.02 M
Total Recovered Metal	5.9 B	3.7 M	40.4 M

		Long-Term[1]	Recent[2]
Galore Creek Summary Financial Results		Avg Prices	Prices
After-tax Net Present Value (Undiscounted)		$783M	$3,146 M
After-tax Net Present Value (5% Discount Rate)		$191M	$1,495 M
Pre-tax IRR (%)		11.1	30.3
After-tax IRR (%)		8.1	23.5
After-tax Payback of Capital (years)		5.2	2.1
After-Tax Net Annual Avg Cash Flow	(Years 1-6)	$209 M	$350 M
Cumulative After-Tax Net Cash Flow	(Years 1-6)	$1.26 B	$2.1 B

Notes: 1) Long-term average metal prices of copper at $1.00/lb, a gold price of $400/oz and $6.00/oz for silver. 2) Recent metal prices of copper at $1.75/lb, $450/oz gold and $7.00/oz silver.

Galore Creek Project Operating and Production Cost Summary

Capital Costs
Direct + Indirect Capital Cost	US$	$958 M
Contingency	US$	$144 M
Total Capital Cost	US$	$1,101 M

Total Minesite Cost Per Tonne Processed	US$/tonne	$6.39

		Copper	Gold
Total Cash Cost First 6 Years	US$	$0.36/lb4	(-300/oz)[5]
Total Cash Cost Life of Mine	US$	$0.54/lb	(-300/oz)

Total Co-Product Cash Cost First 6 Years[6]	US$	$0.57/lb	$140/oz
Total Co-Product Cash Cost Life of Mine	US$	$0.68/lb	$187/oz

Notes: 1) Base case uses projected long-term average metal prices of copper at $1.00/lb, a gold price of $400/oz and $6.00/oz for silver. 2) Cost estimates reflect a Pre-Feasibility level of accuracy, +/- 20%. 3) Total Cost Per Tonne includes minesite costs plus long-term transportation and refining cost projections. 4) Cash costs include on-site and off-site operating costs, transportation and refining charges, with by-product metal credits. 5) Numbers in parenthesis represent total cash costs per ounce of gold for the period calculated using the Gold Institute guidelines. 6) Total cash costs using co-product accounting methodology.

Financial Analysis

A financial analysis using the base case economic parameters indicates that, using a projected long-term average price for copper of $1.00/lb, $400/oz of gold and $6.00/oz of silver the Galore Creek project could generate a pre-tax internal rate of return (IRR) of 11.1% and have an undiscounted after-tax Net Present Value (NPV) of $783 million. At recent metal prices for copper of $1.75/lb, $450/oz of gold and $7.00/oz of silver, the base case pre-tax internal rate of return (IRR) nearly triples to 30.3% and the undiscounted after-tax Net Present Value (NPV) increases to over $3.1 billion.

On a cash flow basis the first 6 years of the project would generate a total of over $1.2 billion in cumulative net after-tax cash flow using long-term average metal prices providing a rapid 5.2 year payback of the mine capital. Using recent metal prices the project would generate a total of over $2.1 billion for the first six years of the mine life in net after-tax cash flow which would payback the mine capital in a little more than 2 years.

The updated economic assessment evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project based on comparable projects in similar environments. A sensitivity analysis shows that the rate of return is most sensitive to changes in the metals prices and grade followed by changes to the operating costs and then to changes in capital costs. The following sensitivity table shows the dramatic increases in Net Present Value (NPV), Internal Rates of Return (IRR) and Average Annual Net Cash Flow (NCF) with increasing metal prices over the base case long-term average values used in the study.

Sensitivity Matrix – for an all equity case, all Net Present Values (NPV’s) and Net Annual Average Cash Flow are After-tax values in US$
Copper Price		Gold Price ($/oz) / Silver Price ($/oz)
($/lb)	Gold $/oz Silver $/oz	$375 $5.50	$400 $6.00	$425 $6.50	$450 $7.00	$475 $7.50	$500 $8.00
$0.90	NPV@0%($M)	$419	$484	$549	$613	$677	$742
	NPV@5%($M)	-$19	$21	$59	$98	$136	$174
	Pre-tax IRR (%)	6.6	7.5	8.4	9.2	10.1	10.9
	After-tax IRR(%)	4.7	5.4	6.0	6.6	7.3	7.9
	Avg Annual NCF ($M)	$168	$177	$185	$194	$202	$210

$1.00	NPV@0%($M)	$719	$783	$847	$911	$978	$1,040
	NPV@5%($M)	$152	$191	$228	$266	$303	$341
	Pre-tax IRR (%)	10.3	11.1	11.9	12.6	13.4	14.1
	After-tax IRR(%)	7.5	8.1	8.7	9.3	9.8	10.4
	Avg Annual NCF ($M)	$201	$209	$214	$217	$221	$224

$1.10	NPV@0%($M)	$1,017	$1,081	$1,145	$1,209	$1,273	$1,338
	NPV@5%($M)	$320	$357	$395	$432	$469	$506
	Pre-tax IRR (%)	13.5	14.2	14.9	15.6	16.3	17.0
	After-tax IRR(%)	10.0	10.5	11.1	11.6	12.1	12.7
	Avg Annual NCF ($M)	$220	$224	$226	$230	$235	$239

$1.25	NPV@0%($M)	$1,464	$1,528	$1,592	$1,656	$1,720	$1,785
	NPV@5%($M)	$568	$605	$642	$678	$716	$716
	Pre-tax IRR (%)	17.7	18.3	19.0	19.6	20.2	20.8
	After-tax IRR(%)	13.3	13.8	14.3	14.8	15.2	15.7
	Avg Annual NCF ($M)	$242	$246	$251	$256	$261	$267

$1.50	NPV@0%($M)	$2,209	$2,273	$2,337	$2,401	$2,465	$2,530
	NPV@5%($M)	$977	$1,013	$1,050	$1,086	$1,123	$1,159
	Pre-tax IRR (%)	23.7	24.2	24.8	25.3	25.9	26.4
	After-tax IRR(%)	18.0	18.5	18.9	19.3	19.7	20.2
	Avg Annual NCF ($M)	$292	$297	$302	$307	$312	$317

$1.75	NPV@0%($M)	$2,954	$3,018	$3,082	$3,146	$3,210	$3,275
	NPV@5%($M)	$1,385	$1,422	$1,458	$1,495	$1,532	$1,569
	Pre-tax IRR (%)	28.8	29.3	29.8	30.3	30.8	31.3
	After-tax IRR(%)	22.2	22.6	23.1	23.5	23.9	24.3
	Avg Annual NCF ($M)	$338	$343	$348	$353	$358	$363

$2.00	NPV@0%($M)	$3,699	$3,763	$3,827	$3,891	$3,955	$4,020
	NPV@5%($M)	$1,793	$1,829	$1,865	$1,902	$1,938	$1,974
	Pre-tax IRR (%)	33.4	33.8	34.3	34.8	35.2	35.7
	After-tax IRR(%)	26.1	26.4	26.8	27.2	27.5	27.9
	Avg Annual NCF ($M)	$385	$390	$395	$400	$405	$410

Note: NPV = Net Present Value using an after-tax Discounted Cash Flow Analysis; IRR = Internal Rate of Return; NCF = Average Annual Net Cash Flow (Years 1-6). Long Term Average and Recent prices highlighted.

Updated Economic Assessment Study Upsides and Opportunities

The Hatch updated economic assessment study confirms that with the completion of the final Feasibility study the Galore Creek project can be developed into a major new open-pit copper, gold and silver producing mine that could operate for over 20 years with estimated total cash costs in the lower quartile of producers.

This economic assessment study refines the geological understanding of the Galore Creek deposits, identifies the preferred route for the access road, powerline and concentrate pipeline and defines the equipment and facilities required for a large scale, open pit mining and milling operation in this location. The study is intended to refine the project’s cost parameters and to focus the final detailed engineering work that will be required to complete the final Feasibility Study in the second half of 2006.

One of the key upsides demonstrated by the study is the significant economic enhancement that results from the extension of the higher production years of the mine beyond years 6 and 7. The addition of further years of production at the average grade of the first 6 years would result in a substantial increase in the rates of return and net present values for the project. Given the enormous prospectivity of the Galore Creek District, NovaGold is preparing a five-year exploration strategy which it intends to execute concurrent with the Feasibility, permitting, and construction of the mine as envisaged in the Hatch study to further define this upside potential. Drill results from this season have demonstrated the potential for expansion of the four mineralized zones that are in the current mine plan at the Central, Southwest, Junction and West Fork deposits. Drilling in the main Central and Southwest deposits in particular have expanded the higher-grade mineralization both laterally and down dip and new discoveries at the Middle Creek and Butte targets, as well as targets such as Copper Canyon and Saddle, underlie management’s confidence in adding significantly to the overall resource at Galore Creek prior to the start of production from the mine. Starting in 2006 and concurrent with completing final engineering and permitting work, NovaGold plans to carry out substantial exploration focused on this resource expansion specifically targeting to extend the higher-production years of the mine and the potential to develop underground mineable resources.

This Updated Economic Assessment Study was completed under the direction of Paul Hosford, P.Eng., Project Manager for Hatch Ltd, an independent Qualified Person as defined by National Instrument 43-101. Hatch is one of the largest engineering service companies in North America. Hatch has a highly experienced mining team working in all facets of the industry and was chosen to complete the independent economic assessment study at Galore Creek based on their experience with northern projects particularly in British Columbia. A detailed technical report for this scoping study will be filed and available for review at www.sedar.com Additional specialized expert consultants retained for various aspects of the study included:

BGC Engineering	Geotechnical assessment of tailings impoundments, road designs and associated cost estimates
McElhanney Engineering	Field investigation and design of access Road
Hatch Mott-McDonald	Tunnel design and construction estimates
IHI and BCTC	Field investigation and engineering design of power infrastructure
G&T Laboratories and MinnovEx Technologies	Metallurgical test work
GR Technical Services	Mine scheduling, pit design and operating costs
PSI	Concentrate Pipeline design and cost estimates
Rescan Environmental Services	Environmental Assessment and design
Rescan-Tahltan Environmental Consultants (RTEC)	Environmental baseline studies

Galore Creek Project Development Milestones

NovaGold’s objective is to commence construction of the Galore Creek project beginning the middle of 2007. The company has been working with its consultants and advisors in consultation with the Tahltan First Nation to develop a detailed program of activities designed to support this objective. Key target milestones identified for the project include:

Since NovaGold’s initiation of work on the Galore Creek project starting in 2004, the project has received a high level of community, First Nation and government support which should facilitate progress through the mine regulatory and permit process. Over the life of the mine, the Galore Creek project would contribute over $250 million a year to the local economy through salaries, purchases of goods and services for the mine and taxes for a total over $5 billion during 20 year estimated mine life.

2005 Galore Creek Resource Estimate

In April 2005, an updated resource estimate was completed for the overall Galore Creek project integrating all exploration work on the project through 2004 including over 133,000 meters (436,000 feet) of drilling in 537 core holes. The resource estimate and technical report for the project was completed by James H. Gray, P.Eng, Robert J. Morris, P.Geo, and Garry H. Giroux, P.Eng., who are qualified persons as defined by NI 43-101. An updated resource estimate based on the 2005 seasons 60,000 meter (200,000 ft) drill campaign is anticipated to be completed during the first half of 2006.

  Q4 2005 Completion of infill drill programs and Feasibility field programs

  Q1 2006 Submission of EA and Permit Applications

  Q2 2006 Feasibility Resource Estimate Complete

  Q3 2006 Completion of the final Feasibility Study

  End 2006 EA Certificate Decision

  Late 2006 Finalize Project Financing

  Early 2007 Receipt of Key Construction Permits

  Mid 2007 Start of Construction

  2010-11 Start of Commercial Production
2005 Galore Creek Resource Estimate
Resource	Tonnes	Grade (0.35% CuEq Cut-Off)				Billion lbs.	Million Ozs	Million Ozs
Category	Millions	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(%)	Cu	Au	Ag
Measured and Indicated Inferred	516.7 578.3	0.60 0.41	0.36 0.42	4.54 4.35	0.80 0.80	6.8 5.2	5.95 7.80	75.4 81.0

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia 75 kilometers west of Highway 37 and 200 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold is earning a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold is earning a 60% interest in the Grace claims.

Exploration & Development Update and 3rd Quarter Financial Results Conference Call Scheduled for Wednesday, October 26th

A conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek, Ambler and Khotol projects as well as the Company’s 3rd quarter financial results will be held on Wednesday, October 26th, 2005 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-5261 or toll free at 1-877-888-3855. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net The call will also be available for replay until November 9th, 2005 by calling 416-695-5275 or 1-888-509-0081. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.